Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-227456

BLACKROCK CREDIT STRATEGIES FUND

Supplement dated August 27, 2020 to the Statement of Additional Information (“SAI”),

dated April 29, 2020

This supplement amends certain information in the SAI dated April 29, 2020, of BlackRock Credit Strategies Fund (the “Fund”). Unless otherwise indicated, all other information included in the SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the SAI.

Effective immediately, the following change is made to the SAI:

The section of the SAI entitled “Investment Policies and Techniques” is amended to add the following at the end of such section:

Environmental, Social and Governance (“ESG”) Integration

Although the Fund does not seek to implement a specific ESG, impact or sustainability strategy, Fund management will consider ESG characteristics as part of the investment process for actively managed funds such as the Fund. These considerations will vary depending on a fund’s particular investment strategies and may include consideration of third-party research as well as consideration of proprietary research of the Advisor across the ESG risks and opportunities regarding an issuer. Fund management will consider those ESG characteristics it deems relevant or additive when making investment decisions for the Fund. The ESG characteristics utilized in the Fund’s investment process are anticipated to evolve over time and one or more characteristics may not be relevant with respect to all issuers that are eligible for investment.

ESG characteristics are not the sole considerations when making investment decisions for the Fund. Further, investors can differ in their views of what constitutes positive or negative ESG characteristics. As a result, the Fund may invest in issuers that do not reflect the beliefs and values with respect to ESG of any particular investor. ESG considerations may affect the Fund’s exposure to certain companies or industries and the Fund may forego certain investment opportunities. While Fund management views ESG considerations as having the potential to contribute to the Fund’s long-term performance, there is no guarantee that such results will be achieved.

Investors should retain this supplement for future reference.